Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 12, 2010	NYSE: SLW

SILVER WHEATON FIRST QUARTER NET EARNINGS ALMOST TRIPLE, COMPARED TO 2009

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2010.

FIRST QUARTER HIGHLIGHTS

-	Net earnings almost tripled to US$44.6 million (US$0.13 per share), compared to US$15.1 million (US$0.06 per share) in 2009.

-	Operating cash flows increased 149% to US$57.6 million (US$0.17 per share)[1], compared with US$23.1 million (US$0.09 per share)[1] in 2009.

-	Attributable silver equivalent production of 5.5 million ounces (4.9 million ounces of silver and 7,700 ounces of gold), representing an increase of 68% over the comparable period in 2009.

-	Silver equivalent sales of 5.0 million ounces (4.4 million ounces of silver and 8,600 ounces of gold), representing an increase of 58% over the comparable period in 2009.

-	Total cash costs[1] of US$4.04 per silver equivalent ounce compared to US$3.97 per ounce in 2009.

-	Cash operating margin[1] increased by 66% to US$13.16 per silver equivalent ounce, compared to US$7.93 per ounce in 2009.

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Recorded first silver sales attributable to the sulphide process line at Goldcorp’s Peñasquito mine in Mexico. Silver production at Peñasquito met expectations during the quarter and is anticipated to ramp up as the year progresses. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

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Acquired an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s (“Augusta”) Rosemont Copper project (“Rosemont”) in the United States. Once production commences, Rosemont is forecast to increase Silver Wheaton’s long-term annual production by approximately 2.4 million ounces of silver, plus any gold production, estimated by Augusta to average up to 15,000 ounces of gold per annum.

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Converted the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Navidad is forecast to increase Silver Wheaton’s long-term annual silver production by approximately 2 million ounces.

________________
1 Refer to discussion on non-GAAP measures at the end of this press release.

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Announced that attributable proven and probable reserves more than doubled in 2009, including an increase of 431 million ounces of silver and 220,000 ounces of gold, to a record 875 million silver equivalent ounces. In addition, attributable measured and indicated resources increased by 72%, including an increase of 141 million ounces of silver and 180,000 ounces of gold, to a record 366 million silver equivalent ounces. Attributable inferred resources increased by 4%, including an increase of 12 million ounces of silver and 50,000 ounces of gold, to a record 408 million silver equivalent ounces.

“The first quarter represented a solid start to the year for us,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “Production was in line with our forecasts and, with a 45% increase in our average realized silver price compared to the first quarter of 2009, our cash margin per ounce increased by 66%, demonstrating our ability to provide significant silver price leverage for shareholders. Peñasquito continued its smooth production ramp-up, meeting or exceeding design operating parameters, which should result in a year of significant production growth for Silver Wheaton. We continue to forecast 2010 attributable silver equivalent production of 23.5 million ounces, a greater than 35% increase compared to 2009 levels.”

“In February, two new precious metal streams were acquired, further strengthening our industry-leading production growth profile. We completed a transaction allowing us to purchase an amount equal to 100% of the life of mine silver and gold production from the Rosemont project in Arizona, and converted a debenture allowing us to acquire an amount equal to 12.5% of the life of mine silver production from a portion of the Navidad project in Argentina. These are both very high-quality advanced-stage development projects that are forecast to increase our silver equivalent production by approximately five million ounces per annum, once in production.”

This earnings release should be read in conjunction with Silver Wheaton’s unaudited MD&A and Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

A conference call will be held Thursday, May 13, 2010, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	68638151
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	68638151
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Operations (unaudited)

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2010	2009

Sales	$85,938	$37,572
Cost of sales	20,167	12,540
Depletion	13,551	6,587
	33,718	19,127
Earnings from operations	52,220	18,445

Expenses and other income
General and administrative[1]	7,195	4,578
Loss (gain) on mark-to-market of warrants held	164	(3)
Other	231	(1,241)
	7,590	3,334

Net earnings	$44,630	$15,111

Basic earnings per share	$0.13	$0.06
Diluted earnings per share	$0.13	$0.06
Weighted average number of shares outstanding
Basic	342,334	270,284
Diluted	346,457	272,767

1) Stock based compensation (a non-cash item) included in general and administrative	$3,108	$1,859

Consolidated Balance Sheets (unaudited)

	March 31	December 31
(US dollars in thousands - unaudited)	2010	2009

Assets
Current
Cash and cash equivalents	$279,658	$227,566
Accounts receivable	5,364	4,881
Other	751	1,027
	285,773	233,474

Long-term investments	77,358	73,747
Silver and gold interests	1,921,542	1,928,476
Other	1,427	1,527
	$2,286,100	$2,237,224

Liabilities
Current
Accounts payable	$2,126	$5,397
Accrued liabilities	3,844	4,578
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments due	132,988	130,788
	167,518	169,323

Long-term portion of bank debt	100,040	107,180
Long-term portion of silver interest payments due	240,779	236,796
	508,337	513,299

Shareholders' Equity
Issued capital and contributed surplus	1,339,760	1,333,191

Retained earnings	388,464	343,834
Accumulated other comprehensive income	49,539	46,900
	438,003	390,734
	1,777,763	1,723,925
	$2,286,100	$2,237,224

Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended March 31
(US dollars in thousands - unaudited)	2010	2009

Operating Activities
Net earnings	$44,630	$15,111
Items not affecting cash
Depreciation and depletion	13,616	6,648
Stock based compensation	3,108	1,859
Loss (gain) on mark-to-market of warrants held	164	(3)
Other	127	515
Change in non-cash operating working capital	(4,045)	(1,010)
Cash generated by operating activities	57,600	23,120

Financing Activities
Bank debt repaid	(7,140)	(220,640)
Shares issued	-	230,424
Share issue costs	(85)	(9,548)
Share purchase warrants exercised	167	86
Share purchase options exercised	3,294	87
Cash (applied to) generated by financing activities	(3,764)	409

Investing Activities
Silver and gold interests	(517)	(3,371)
Long-term investments	(1,135)	138
Other	(212)	(50)
Cash applied to investing activities	(1,864)	(3,283)
Effect of exchange rate changes on cash and cash equivalents	120	(612)
Increase in cash and cash equivalents	52,092	19,634
Cash and cash equivalents, beginning of period	227,566	7,110
Cash and cash equivalents, end of period	$279,658	$26,744

Results of Operations (unaudited)

Three Months Ended March 31, 2010
	Ounces produced[3]	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[4]	Total depletion (US$'s per ounce)	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)

Silver
Luismin	1,270	1,287	$22,239	$17.28	$4.04	$0.79	$16,028	$17,039
Zinkgruvan	387	498	8,557	17.19	4.04	1.72	5,692	5,704
Yauliyacu	737	581	10,135	17.44	3.97	3.47	5,809	7,849
Peñasquito	520	424	7,375	17.40	3.90	2.54	4,644	5,722
Minto	62	47	789	16.61	3.90	3.69	429	408
Cozamin	401	281	4,813	17.13	4.00	4.62	2,391	4,035
Barrick [5]	778	783	13,498	17.24	3.90	3.50	7,705	8,410
Other [6]	791	526	9,056	17.23	3.90	4.51	4,637	7,515
	4,946	4,427	$76,462	$17.27	$3.97	$2.61	$47,335	$56,682
Gold
Minto	7,651	8,611	$9,476	$1,100	$300	$233	$4,885	$5,752
Silver Equivalent[7]	5,453	4,998	$85,938	$17.20	$4.04	$2.71	$52,220	$62,434
Corporate							(7,590)	(4,834)
	5,453	4,998	$85,938	$17.20	$4.04	$2.71	$44,630	$57,600

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.

2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.

3)	Certain production figures are based on management estimates.

4)	Refer to discussion on non-GAAP measures at the end of this press release.

5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.

6)	Comprised of the La Negra, Mineral Park, Stratoni, Campo Morado and Neves-Corvo mines.

7)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period. The conversion ratio for the three months ended March 31, 2010 was 66.26.

Three Months Ended March 31, 2009
	Ounces produced	Ounces sold	Sales (US$'s)	Average realized price (US$'s per ounce)	Total cash cost (US$'s per ounce)[3]	Total depletion (US$'s per ounce)	Net earnings (loss) (US$'s)	Cash flow from (used in) operations (US$'s)

Silver
Luismin	1,375	1,403	$17,174	$12.24	$4.02	$0.82	$10,376	$11,532
Zinkgruvan	461	451	5,416	12.01	4.02	1.78	2,800	3,220
Yauliyacu	739	743	8,689	11.69	3.90	3.47	3,213	5,791
Peñasquito	160	135	1,562	11.55	3.90	2.35	717	1,034
Other [4]	507	426	4,731	11.11	3.90	4.07	1,339	3,503
	3,242	3,158	$37,572	$11.90	$3.97	$2.09	$18,445	$25,080
Corporate							(3,334)	(1,960)
	3,242	3,158	$37,572	$11.90	$3.97	$2.09	$15,111	$23,120

1)	All figures in thousands except per ounce amounts.

2)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.

3)	Refer to discussion on non-GAAP measures at the end of this press release.

4)	Comprised of the La Negra, Campo Morado and Stratoni mines.

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended March 31, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were US$3.97 per ounce of silver and US$300 per ounce of gold (three months ended March 31, 2009 – US$3.97 per ounce of silver).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com